Kara MacCullough

Tel 954.765.0500

Fax 954.765.1477

macculloughk@gtlaw.com

November 12, 2014

Larry Spirgel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	SBA Communications Corporation
Form 10-K for the fiscal year ended December 31, 2013
Filed February 27, 2014
File No. 0-30110

Dear Mr. Spirgel:

On behalf of SBA Communications Corporation (the “Company”), we hereby respond to the oral comments provided by the Commission Staff in a conference call on October 29, 2014 regarding the Company’s Form 10-K for the fiscal year ended December 31, 2013 and the response letter filed with the Commission on October 7, 2014. Please note that for the Staff’s convenience we have recited the Staff’s oral comment and provided the Company’s response to the comment immediately thereafter.

GREENBERG TRAURIG, P.A. ¡ ATTORNEYS AT LAW ¡ WWW.GTLAW.COM

401 East Las Olas Boulevard, Suite 2000 ¡ Ft. Lauderdale, Florida 33301 ¡ Tel 954.765.0500 ¡ Fax 954.765.1477

Larry Spirgel

November 12, 2014

Form 10-K for the Year Ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

1. Please be advised that totals of those metrics used for measuring segment profitability, such as “Total Segment Operating Profit”, which is the sum of the segment operating profit for each of your operating segments, would constitute non-GAAP metrics if presented in your MD&A and you would need to provide a reconciliation of this measure to operating income, the most directly comparable GAAP financial measure of operating performance. Refer to Item 10(e)(1)(i) of Regulation S-K. We confirm that percentages reflecting the contribution of any individual reportable segment to the total segment operating profit would not constitute non-GAAP metrics.

The Company respectfully acknowledges the Staff’s comment and confirms that it does not currently intend to include “Total Segment Operating Profit” or any other total of those metrics used for measuring segment profitability in its MD&A. However, if in any future filings the Company decides to include such metrics, it will reconcile those non-GAAP metrics to the most directly comparable GAAP financial measure. As discussed with the Staff, in future filings the Company does intend to include in the MD&A the percentages that each reportable segment contributed to the total segment operating profit.

2. We note that in your response of October 7, 2014, you intend to include “segment operating profit” as an additional measure of segment profitability and have it included in your Segment Footnote to your financial statements. To the extent material, please include in your Results of Operations in the MD&A a discussion of the results of “segment operating profit” and “operating income” by reportable segment.

The Company respectfully acknowledges the Staff’s comment and confirms that in future filings it will include, to the extent material, in its Results of Operations in the MD&A a discussion of the results of “segment operating profit” and “operating income” by reportable segment.

3. As you intend to include “segment operating profit” as an additional measure of segment profitability included in your Segment Footnote to your financial statements, please confirm your understanding that these metrics will not be non-GAAP metrics and will not be included under “Non-GAAP Measures” in your MD&A.

The Company respectfully acknowledges the Staff’s comment and confirms its understanding that to the extent that these metrics are included as a measure of segment profitability included in its Segment Footnote to the financial statements, these metrics will not be non-GAAP metrics and will not be included under “Non-GAAP Measures” in its MD&A.

*        *        *

GREENBERG TRAURIG, P.A. ¡ ATTORNEYS AT LAW ¡ WWW.GTLAW.COM

Larry Spirgel

November 12, 2014

In responding to your comments, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the above, please contact the undersigned at (954) 768-8255.

Very truly yours,

GREENBERG TRAURIG, P.A.

/s/ Kara L. MacCullough
Kara L. MacCullough

cc:	Jeffrey A. Stoops
Brendan T. Cavanagh
Thomas P. Hunt

GREENBERG TRAURIG, P.A. ¡ ATTORNEYS AT LAW ¡ WWW.GTLAW.COM